HSBC USA Inc.

EXHIBIT 12

HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six Months Ended June 30,	2010	2009

	(dollars are
	in millions)

Ratios excluding interest on deposits:
Net income (loss)	$854	$(338)
Income tax expense (benefit)	444	(12)
Less: Undistributed equity earnings	6	-
Fixed charges:
Interest on:
Borrowed funds	43	34
Long-term debt	288	447
One third of rents, net of income from subleases	14	11

Total fixed charges, excluding interest on deposits	345	492

Earnings before taxes and fixed charges, net of undistributed equity earnings	$1,637	$142

Ratio of earnings to fixed charges	4.74	0.29

Total preferred stock dividend factor(1)	$55	$38

Fixed charges, including the preferred stock dividend factor	$400	$530

Ratio of earnings to combined fixed charges and preferred stock dividends	4.09	0.27

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$345	$492
Add: Interest on deposits	315	580

Total fixed charges, including interest on deposits	$660	$1,072

Earnings before taxes and fixed charges, net of undistributed equity earnings	$1,637	$142
Add: Interest on deposits	315	580

Total	$1,952	$722

Ratio of earnings to fixed charges	2.96	0.67

Fixed charges, including the preferred stock dividend factor	$400	$530
Add: Interest on deposits	315	580

Fixed charges, including the preferred stock dividend factor and interest on deposits	$715	$1,110

Ratio of earnings to combined fixed charges and preferred stock dividends	2.73	0.65

(1)	Preferred stock dividends grossed up to their pretax equivalents.